UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06026011

February 22, 2006

RECD S.E.C.
FEB 23 2006
1088

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/22/2006

Anthony J. Horan
Corporate Secretary
Office of the Secretary
JPMorgan Chase & Co.
270 Park Avenue, Floor 35
New York, NY 10017

Re: JPMorgan Chase & Co.
Incoming letter dated December 28, 2005

Dear Mr. Horan:

This is in response to your letter dated December 28, 2005 concerning the shareholder proposal submitted to JPMorgan Chase by the Roegele Living Trust. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 15 2006
THOMSON FINANCIAL

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Bernhard W. Roegele & Helga J. Roegele
39 Gramercy Park North, Apt. 17E
New York, NY 10010

132534?

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary
212-270-7122

December 28, 2005

Via Electronic Mail

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal by JPMorgan Chase & Co. Pursuant to Rule 14a-8: Bernhard W. Roegele and Helga J. Roegele, as sole trustees of the Roegele Living Trust

Ladies and Gentleman:

On behalf of JPMorgan Chase & Co. (the "Company"), a Delaware corporation, and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, I hereby notify the Securities and Exchange Commission (the "SEC") that the Company intends to omit from its notice of meeting, proxy statement and form of proxy (the "Proxy Materials") for its 2006 Annual Meeting of Stockholders a proposal and supporting statement submitted to the Company by Bernhard W. Roegele and Helga J. Roegele, as sole trustees of the Roegele Living Trust (the "Proponents"), by letter dated November 11, 2005 (the "Proposal"). The Proposal is attached hereto as Exhibit A.

The Proposal requests that the Company amend its written equal employment opportunity policy to explicitly exclude reference to sexual orientation. The Proposal asserts that an equal employment opportunity policy that includes protections for employees regardless of sexual orientation will lead to the adoption of domestic partner benefits for homosexual employees.

The Company intends to omit the Proposal in its Proxy Materials pursuant to Rule 14a-8(i)(7). Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations."

Our 2006 Annual Meeting of Stockholders is scheduled to be held on May 16, 2006, and we currently intend to mail to stockholders definitive proxy materials for the meeting on or about March 31, 2006. Accordingly, this filing complies with Rule 14a-8(j)(1). I am the Secretary of the Company.

We are simultaneously providing the Proponent with a copy of this letter and notifying the Proponent of our intention to omit the Proposal from our Proxy Materials, in accordance with Rule 14a-8(j). A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

Grounds for Omission

The Proposal Deals With Matters Relating To The Company's Ordinary Business Operations - Rule 14a-8(i)(7)

The Company believes the Proponents have attempted to disguise a proposal relating to domestic partner benefits for homosexual employees as a proposal relating instead to the Company's equal employment opportunity policy. While the "Resolved" section of the Proposal requests that the Company amend its equal employment opportunity policy to explicitly exclude reference to sexual orientation, we believe the Proponents' true objective is obvious from even a cursory reading of the Proposal. The Proposal references employee benefits in four instances.[1] Significantly, in two instances, the Proposal specifically links the adoption of inclusive equal employment opportunity policies to the granting of domestic partner benefits for homosexual employees. Quoting the Human Rights Campaign, a national gay rights political organization, the Proposal states that "an inclusive non-discrimination policy (one that refers to sexual orientation) is a key facet of the rational for extending domestic partner benefits." Although the Proposal ostensibly concerns the Company's equal employment opportunity policy, aside from the above-referenced relationship asserted between equal employment opportunity policies and domestic partner benefits, the Proposal does not even make reference to equal employment opportunity policies outside of the Proposal's "Resolved" clause. We believe it is clear that the Proponents' real concern is the granting of domestic partner benefits to homosexual employees.

The Company believes that the Proposal relates to the Company's ordinary business operations and may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7). The Staff of the Division of Corporation Finance (the "Staff") has consistently taken the position that decisions regarding employee benefits constitute part of a company's ordinary business operations and are, therefore, excludable pursuant to Rule 14a-8(i)(7). See, e.g., *Xerox Corp.* (avail. March 31, 2000) (allowing exclusion of proposal to provide employees competitive compensation and benefits); and *Merck & Co., Inc.* (avail. March 6, 2000) (allowing exclusion of a proposal mandating that the board improve compensation and benefits for the company's pharmacists). Further, the Staff has consistently granted no-action relief pursuant to Rule 14a-8(i)(7) regarding proposals to deny homosexuals coverage under employee benefit plans. See, e.g., *SBC Communications* (avail. January 9, 2004) (granting no-action relief with respect to a proposal to

[1] The fourth "whereas" clause of the Proposal references employee benefits twice. The fifth "whereas" clause asserts that "domestic partner benefit policies pay people who engage in homosexual acts." The eighth "whereas" clause likens homosexuality to tobacco use and notes that the Company does not "pay tobacco users' benefits based on their engaging in this personally risky behavior."

exclude unmarried sexual partners from the company's health care plan); *The Boeing Co.* (avail. February 7, 2001) (granting no-action relief with respect to a proposal to deny benefits to same-sex domestic partners of company employees); and *International Business Machines Corp.* (avail. January 15, 1999) (granting no-action relief with respect to a proposal to deny benefits to "friends" of company employees).

The Proponents are no doubt aware of the Staff's denial of no-action relief under Rule 14a-8(i)(7) with respect to proposals seeking to amend the equal employment opportunity policies of AT&T and Coca-Cola by deleting references to sexual orientation and have attempted to disguise the Proposal accordingly. See *AT&T Corp.* (avail. January 1, 2001 and February 28, 2001) ("*AT&T 2001*"); and *The Coca-Cola Company* (avail. February 25, 2003) ("*Coca-Cola*"). The Staff has often seen through attempts to disguise excludable proposals as non-excludable ones. For example, in *AT&T Corp.* (avail. February 25, 2005) ("*AT&T 2005*"), the Staff allowed the exclusion pursuant to Rule 14a-8(i)(7) of a proposal that requested the discontinuation of all domestic partner benefits for highly paid executives. The Staff apparently recognized that none of the arguments made by the proponents of the proposal in *AT&T 2005* – e.g., that benefits to unmarried sexual partners increase costs, that the company's employees do not approve of same-sex benefits, that the general population disapproves of homosexual marriage or that unmarried relations are immoral – applied to the company's highly paid executives any more than to the company's employees as a whole. The proponent in *AT&T 2005* unsuccessfully sought to cast an excludable proposal relating to employee benefits (particularly benefits for homosexual employees) as a non-excludable proposal relating to the compensation of senior management.

Moreover, the proposals at issue in *AT&T 2001* and *Coca-Cola* are distinguishable from the Proposal. While the Proposal focuses prominently on employee benefits and asserts that such benefits will be the logical outgrowth of an inclusive equal employment opportunity policy, the *AT&T 2001* proposal makes no reference whatsoever to employee benefits and the *Coca-Cola* proposal makes only passing reference to benefits without linking such benefits to the company's equal employment opportunity policy. Furthermore, in both the *AT&T 2001* and the *Coca-Cola* letters, the Staff denied no-action relief on the grounds that the companies had not met their burden of establishing that the proposals related to ordinary business operations. Both *AT&T 2001* and Coca-Cola focused their arguments on the notion that equal employment opportunity policies relate to a company's ordinary business operations. In contrast, the Company believes that, because the real focus of the Proposal is employee benefits, the Proposal fits squarely within the no-action letter precedent providing that proposals relating to employee benefits may be excluded pursuant to Rule 14a-8(i)(7).

Because the Proposal attempts to assert shareholder control over the Company's employee benefits policies, the Company believes that the Proposal may be excluded from the Proxy Materials based on Rule 14a-8(i)(7).

* * * * *

For the reasons set forth above, the Company respectfully requests the Staff to advise that it will not recommend enforcement action if the Proposal is omitted from our Proxy Materials. Should the Staff not agree with our conclusions or require any additional information in support or clarification of our position, please contact me prior to issuing your response. Your consideration is appreciated.

Very truly yours,

cc: Bernhard W. Roegele and Helga J. Roegele,
as sole trustees of the Roegele Living Trust
Jeremiah Thomas, Esq.

Exhibit A

ROEGELE LIVING TRUST PROPOSAL

Attached hereto as separate PDF attachment

RECEIVED BY THE
OFFICE OF THE SECRETARY

NOV 17 2005

Bernhard W. & Helga J. Roegele
39 Gramercy Park North Apt. 17E
New York, NY 10010

RECEIVED
2005 DEC 30 PM 12: 38
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

November 11, 2005

Anthony J. Horan, Corporate Secretary
JP Morgan Chase & Co.
270 Park Ave.
New York, NY 10017

Dear Mr. Horan:

My husband, Bernhard W. Roegele, and I are sole trustees of the Roegele Living Trust dated 3/03/00. The Trust currently owns 189 shares of JP Morgan Chase common Stock. The Trust has continuously owned the shares more than one year, and our intention is to hold the shares through the date of the next annual meeting. At that meeting, we wish to propose the following resolution.

Whereas, it would be inappropriate and possibly illegal to ask a job applicant or employee about their sexual interests, inclinations and activities.

Whereas, it is similarly inappropriate and legally problematic for employees to discuss personal sexual matters while on the job.

Whereas, unlike the issues of race, age, gender and certain physical disabilities, it would be impossible to discern a person's sexual orientation from their appearance.

Whereas, according to the Human Rights Campaign (HRC), the largest national lesbian, gay, bisexual, and transgender political organization, "an inclusive non-discrimination policy (one that refers to sexual orientation) is a key facet of the rational for extending domestic partner benefits." The HRC adds, "Establishing a benefits policy that includes your company's gay and lesbian employees is a logical outgrowth of your company's own non-discrimination policy...."

Whereas, domestic partner benefit policies pay people who engage in homosexual sex acts, which were illegal in this country for hundreds of years, and have been proscribed by the major traditions of Judaism, Christianity and Mohammedism for a thousand years or more.

Whereas, cohabitation, regardless of sexual orientation, is illegal in North Carolina, North Dakota and several other states.

Whereas, the Armed Forces of the United States is one of the largest and most diverse organizations in the world. They protect the security of us all while adhering to a "don't ask, don't tell policy" regarding sexual interests.
Whereas, our company does not discriminate against tobacco users when they apply for a job even though they are not protected by any employment clause. It also does not pay tobacco users' benefits based on their engaging in this personally risky behavior.

Whereas, many companies discourage discussion of personal sexual interests or activities.

Whereas, discussion of sexual topics could be considered sexual harassment and legally actionable if they created a hostile work environment.

Whereas, those who engage in homosexual sex are at a significantly higher risk for HIV/AIDS and sexually transmitted diseases.

Whereas, marriage between heterosexuals has been protected and encouraged by a wide range of societies, cultures and faiths for ages.

Resolved: the shareholders request that our company amend its written equal employment opportunity policy to explicitly exclude reference to sexual orientation.

Statement: While the legal institution of marriage should be protected, the sexual interests, inclinations and activities of all employees should be a private matter, not a corporate concern.

Sincerely,

Bernhard W. Roegele, Trustee

Helga J. Roegele, Trustee

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 22, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: JPMorgan Chase & Co.
Incoming letter dated December 28, 2005

The proposal requests that JPMorgan Chase amend its written equal employment opportunity policy to explicitly exclude reference to sexual orientation.

We are unable to concur in your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that JPMorgan Chase may omit the proposal from its proxy materials in reliance upon rule 14a-8(i)(7).

Sincerely,

Amanda McManus

Amanda McManus
Attorney-Adviser